UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 25, 2016

Commission File Number: 001-12510

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of registrant as specified in its charter)

ROYAL AHOLD DELHAIZE

(Translation of registrant’s name into English)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒         Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ☐

EXPLANATORY NOTE

This Form 6-K is furnished by Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize”) to the U.S. Securities and Exchange Commission (the “SEC”) as notice that Ahold Delhaize is the successor issuer to Etablissements Delhaize Frères et Cie “Le Lion” (Group Delhaize) (“Delhaize”) under Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the ordinary shares of Ahold Delhaize are deemed registered under Section 12(g) of the Exchange Act. In addition, this report includes materials as exhibits that have been published and made available by Ahold Delhaize to its shareholders on July 23 and July 25, 2016.

Effective on July 24, 2016, Delhaize merged (the “Merger”) with and into Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), pursuant to the terms of the merger agreement entered into on June 24, 2015, between Ahold and Delhaize (the “Merger Agreement”). Following the Merger, the separate corporate existence of Delhaize ceased, and Ahold continued as the sole surviving company under the name “Koninklijke Ahold Delhaize N.V.” As a result, future filings with the SEC will be made by Ahold Delhaize (and no longer by Ahold or Delhaize).

At the effective time of the Merger, (i) Ahold Delhaize issued for each issued and outstanding Delhaize ordinary share (other than any Delhaize ordinary share held in treasury by Delhaize or held by Ahold) 4.75 ordinary shares of Ahold Delhaize and all Delhaize ordinary shares were automatically canceled, ceased to exist and were no longer outstanding, (ii) each Delhaize ordinary share held in treasury by Delhaize and each Delhaize ordinary share held by Ahold, if any, were canceled, ceased to exist and were no longer outstanding, and no consideration was delivered in exchange therefor, and (iii) each American Depositary Share of Delhaize (each, a “Delhaize ADS”) was no longer outstanding and was canceled in exchange for the right of the holder of such Delhaize ADS to receive, at its election, 1.1875 American Depositary Shares of Ahold Delhaize (“Ahold Delhaize ADSs”) or an equivalent amount of ordinary shares of Ahold Delhaize.

In connection with the consummation of the Merger, Delhaize notified the New York Stock Exchange (the “NYSE”) that, upon consummation of the Merger, the Delhaize ADSs should be removed from listing on the NYSE and trading in the Delhaize ADSs should be suspended. Delhaize requested that, upon consummation of the Merger, the NYSE file with the SEC a Form 25 to report the delisting of the Delhaize ADSs from the NYSE and to effect the deregistration of the Delhaize ADSs under Section 12(b) of the Exchange Act. The NYSE complied with Delhaize’s request on July 25, 2016. The Delhaize ADSs were suspended from trading on the NYSE prior to the open of trading on July 25, 2016.

On July 25, 2016, the ordinary shares of Ahold Delhaize started trading on Euronext Amsterdam and Brussels under the ticker symbol “AD.” The Ahold Delhaize ADSs trade in the over-the-counter market in the United States and are quoted on the OTCQX International marketplace under the symbol “ADRND” and, from and after August 9, 2016 under the symbol “ADRNY.”

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release of Koninklijke Ahold Delhaize N.V., dated July 23, 2016

Exhibit 2	Press Release of Koninklijke Ahold Delhaize N.V., dated July 25, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD DELHAIZE N.V.

By:	/s/ Jeff Carr
Name: Jeff Carr
Title: EVP & CFO

Date: July 25, 2016